Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders

for the Third Quarter Ended

September 30, 2004

Rio Narcea

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported revenues of $19,234,200 for the third quarter of 2004 compared to $14,880,400 in the same period last year. Operating cash flow was $4,610,200 during the quarter compared to $6,618,100 a year ago. During the third quarter, the Company incurred a net loss of $6,379,100 ($0.05 per share) compared to earnings of $321,300 ($0.00 per share) in the same period of 2003. The net loss for the quarter was mainly attributable to higher operating costs and lower production levels due to the transition from open pit to underground mining at the Company’s own operations, offset in part by higher realized gold prices, and an unrealized loss of $2.8 million on its non-hedge derivative instruments. Operating costs were also negatively affected by the impact of the weaker U.S. dollar on Euro denominated costs.

For the nine months ended September 30, 2004, revenues were $51,972,000 compared to $45,253,100 for same period in 2003. Operating cash flow was $12,232,500 compared to $14,274,000 in the corresponding period in 2003. The Company’s net loss for the first nine months of 2004 was $13,079,300 ($0.11 per share) compared to a profit of $448,400 ($0.00 per share) in the first nine months of 2003. The net loss for the period is largely due to an increase in operating costs and lower production at the Company’s own gold operations, and the negative impact of a weaker U.S. dollar on Euro denominated costs.

Third Quarter Highlights

▪

Revenues of $19.2 million

▪

Cash flows from operating activities of $4.6 million

▪

$30.0 million held in cash and cash equivalents

▪

Net loss of $6.4 million, resulting from higher operating costs associated with the transition from open pit to underground mining and the appreciation of the Euro, and the unrealized loss on non-hedge derivative instruments as of the quarter end

▪

Gold production from the Company’s own operations of 24,866 ounces at a cash operating cost of $225 per ounce (refer to Non-GAAP measures section)

▪

23,501 ounces of gold produced from the treatment of Nalunaq ore

▪

One third of infill drilling program at the Salave gold property completed

▪

Aguablanca construction completed, with commissioning in progress

▪

Acquisition of Defiance Mining Corporation completed

Subsequent Events

▪

Successful CDN$74.5 million equity financing

▪

Technical resource report of the Salave gold project filed; mineral resource estimate of approximately 1.5 million ounces in the measured and indicated categories

▪

High voltage powerline for Aguablanca now connected to power grid; commissioning of mills to begin as soon as testing of line is completed by power company and associated documentation is completed

Summary of Results

($000 except where stated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenues	19,234	14,880	51,972	45,253
Cash flow provided by operating activities	4,610	6,618	12,233	14,274
Net income (loss)	(6,379)	321	(13,079)	448
Net income (loss) per share – basic	(0.05)	0.00	(0.11)	0.00
Weighted average shares outstanding – basic (in millions)	119.5	98.5	115.4	94.2

	September 30, 2004	December 31, 2003
Cash and cash equivalents	30,003	32,862
Long-term debt, excluding current portion	31,960	6,706
Shareholders’ equity	156,056	121,358

Summary of Quarterly Results

($000 except where stated)

	2004			2003				2002
	3Q	2Q	1Q	4Q	3Q	2Q	1Q	4Q
Gold sales	19,234	13,900	18,838	15,565	14,880	14,798	15,575	15,226
Net income (loss)	(6,379)	(288)	(6,412)	2,759	321	(555)	682	2,782
Net income (loss) per share – basic	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01	0.04
Net income (loss) per share – diluted	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01	0.04
Cash flow provided by operating activities	4,610	2,702	4,920	6,844	6,618	3,578	4,078	5,150

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the third quarter ended September 30, 2004 (refer to note 2 in the unaudited interim consolidated financial statements).

Review of Mining Operations and Development Projects

During the third quarter of 2004, the Company produced 24,866 ounces of gold at a cash operating cost of $225 per ounce from its own operations (refer to Non-GAAP measures section). The El Valle plant processed 133,564 tonnes of ore at an average gold grade of 6.1 g/t with a recovery of 95.6%. Additionally, the Company treated 39,547 tonnes of ore from the Nalunaq mine at an average grade of 18.9 g/t with a recovery of 97.6%. In the corresponding quarter of 2003, the Company produced 43,403 ounces at a cash cost of $152 per ounce (refer to Non-GAAP measures section) from its own gold operations. No ore from the Nalunaq mine was processed in 2003. The higher cash costs during the quarter compared with the previous year’s quarter reflect the transition from open pit to underground mining at the Company’s own operations. Also contributing to higher cash costs during the quarter was the appreciation of the Euro compared to the same period last year.

The Company continues to achieve excellent metal recoveries as a result of improvements made to the plant during the last two years.

Operating Results

	Three Months Ended September 30,
	2004			2003
	Rio Narcea’s operations	Nalunaq ore (2)	Total	Rio Narcea’s operations (2)
Tonnes of ore milled	133,564	39,547	173,111	199,928
Grade (g/t)	6.1	18.9	9.0	7.2
Recovery (%)	95.6	97.6	96.6	94.4
Gold production (oz)	24,866	23,501	48,367	43,403
Cash operating cost ($/oz)(1)	225	388	304	152

	Nine Months Ended September 30,
	2004			2003
	Rio Narcea’s operations	Nalunaq ore (2)	Total	Rio Narcea’s operations (2)
Tonnes of ore milled	465,308	65,821	531,129	579,566
Grade (g/t)	6.7	17.2	8.0	7.7
Recovery (%)	95.3	97.7	95.9	93.9
Gold production (oz)	95,201	35,650	130,851	134,664
Cash operating cost ($/oz)(1)	199	389	251	133

(1)

Refer to Non-GAAP measures section.

(2)

There was no processing of Nalunaq ore in 2003.

The Company is now expecting the last shipment of ore for 2004 from the Nalunaq mine to arrive and be processed by the end of the fourth quarter. Rio Narcea’s gold production for 2004 at its own operations is now expected to increase to approximately 120,000 ounces at an average cash cost of approximately $220 per ounce, as stockpiled ore is used to keep the mill running at optimal capacity.

El Valle Mine

During the months of July and August, the Company completed the last phase of the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit). The Company is currently implementing a plan for the pit to be used as the future tailings dam.

Underground production at Boinas East was below the planned rate with 22,000 tonnes extracted during the quarter. Production is expected to reach 15,000 tonnes per month by the end of 2004. The Company has processed only a small parcel of ore during the quarter, which has confirmed its metallurgical characteristics. The majority of the underground ore is being stockpiled for treatment in 2005 onwards to produce bulk copper concentrates, as the Boinas East underground ore has a high copper grade of 1.3%, which at current copper prices will contribute significantly to the Company’s future revenue stream. With the outlook for copper prices continuing to be positive, Rio Narcea has re-evaluated some previously sub-economic mineralized areas to incorporate them in the mining plan. The optimized mine plan is almost complete and includes a revision of mining methods to reflect the increased width of the mineralized zones.

Underground reserve definition and infill drilling programs continued on the North Black Skarn (located midway between the El Valle pit and the mined out Boinas East pit) and the Charnela South zones (below El Valle pit).  The drilling program in the eastern half of the North Black Skarn was completed on a 25 by 25 meter drill spacing. Drilling activities, which are now concentrating on extending the skarn mineralization to the west, will also serve as infill drilling for the Charnela South zone. The Charnela infill drilling program has defined the southern limits to the zone, the margins of the upper high-grade mineralization, and is currently testing the northern limits of the zone from the 390 meter level.  A total of approximately 2,200 meters has been drilled in the Charnela South zone with an estimated 2,300 meters remaining to complete the planned program.

Carlés Mine

At the Carlés mine, underground mining is progressing according to schedule. The production rate at Carlés East is averaging 10,000 tonnes per month. The Company is advancing the underground development of Carlés North and is expected to start stoping in ore towards the end of fourth quarter.

Milling Agreement

During the third quarter of 2004, the second shipment of gold ore from the Nalunaq mine was processed at the El Valle plant. Rio Narcea treated 39,547 dry metric tonnes of ore to produce 23,501 ounces of gold with a recovery of 97.6%. A third batch of ore is scheduled to be processed by the end of the fourth quarter of 2004. The original plan was for four shipments of Nalunaq ore to be treated during 2004; however, no shipment was delivered in the second quarter of 2004.

Cash operating cost (refer to Non-GAAP measures section) for production of the Nalunaq ore amounted to $388 and $389 in the three months and nine months periods ended September 30, 2004, respectively, while the average spot price was $401 per ounce for both periods. As such, the net margin obtained from the Nalunaq ore amounted to $13 and $12 per ounce, respectively.

Aguablanca Nickel Project

Construction of the Aguablanca plant was competed within the original 12-month schedule and on budget. During September, the Company proceeded with the cold commissioning (with water) period, while waiting for the completion and energization of the high voltage powerline. Cold commissioning is now completed, except for the SAG and ball mills.  Construction of the last segment of the powerline was completed in October and, after some delays through no fault of the Company, has now been connected to the power grid.  Once the requisite testing of the line and its infrastructure, and associated documentation are completed, commissioning of the mills, the final step in the commissioning process, will commence. After these normal testing and commissioning procedures are completed, the plant and mine are ready to commence production. The Company still expects to commence treating ore through the mill before the end of this year. Approximately 100,000 tonnes of fresh ore is exposed within the open pit and available for immediate extraction when ore feed to the plant is required.

The construction of the decline to access the higher grade mineralization below the Aguablanca open pit and facilitate further exploration at depth is advancing at the scheduled rate. The ramp is now at approximately 800 meters from the portal and is expected to reach the higher grade nickel mineralization in the second quarter of 2005.

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $87 million), which includes working capital and VAT during construction. As of September 30, 2004, €53 million (approximately $66 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company and the balance of the VAT credit facility granted by Barclays Bank.

Salave Gold Project

The 15,500 meter infill drilling program for the Salave feasibility study was approximately 50% complete at the end of October. A total of 7,200 meters has been drilled in 36 holes to close the drill hole spacing to 25 meters. The first batch of assay results was released by the Company on September 17, 2004. Drilling results continue to be encouraging. A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current mineral resources.

A technical resource report compliant with National Instrument 43-101 for the Salave deposit has been prepared by independent consultants Roscoe Postle Associates Inc. (“Roscoe Postle”), under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. Filed on November 8, 2004, the report is based on all available information and drill data from previous work on the project and includes the first 15 holes from the current infill drilling program. The study estimates the Salave project to contain a measured and indicated mineral resource of 1.5 million ounces at a grade of 3.0 g/t gold using a cut-off grade of 1.0 g/t. An additional 0.2 million ounces grading 2.5 g/t gold is in the inferred mineral resource category. The mineral resource estimate is summarized in the table below:

Salave Project - Mineral Resources (@1 g/t gold cut-off)

	Tonnes (000's)	Grade (g/t)	Contained Ounces Gold
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

A preliminary scoping study on the metallurgical treatment options for the refractory mineralized material has been completed by Ausenco Ltd. of Australia. The study has confirmed that the refractory material is amenable to treatment by bio-oxidation and pressure oxidation. Metallurgical testwork has commenced on two composite samples to confirm flotation characteristics and initial comparative studies are being performed on the two methods mentioned above. The requisite permit applications, metallurgical and hydrological work, and other activities in addition to the infill drilling required for a bankable feasibility study are continuing.

Ossa Morena Regional Exploration

Exploration work on Rio Narcea's properties in the Ossa Morena region of southern Spain and Portugal continued to define and evaluate nickel sulfide, platinum group metals (PGMs) and iron oxide copper-gold (IOCG) targets.

A significant TEM conductor has been identified in the Argallón mafic-ultramafic complex located 65 kilometers east-northeast of Aguablanca. The anomaly is coincident with both a strong IP anomaly and a weak airborne EM conductor. The conductor is near surface, less than 50 meters deep, northwest trending, sub-vertical and has been traced over a distance of 2 kilometers.  Several float fragments of gossans have been found in the area including one that assayed 1245 ppm Cu, 626 ppm Ni and 243 ppm Co. Drilling on the target is expected to start during the fourth quarter.

Recent PGM assays received for two drill holes on the Cabeco de Vide property in Portugal indicate the presence of anomalous PGM mineralization. The best intercept occurs in peridotites in hole PCV-02 at a depth of 213 meters where an interval of 2.3 meters averages 1.3 g/t combined PGM+ Au (139 ppb Au, 817 ppb Pd and 357 ppb Pt) within a larger interval of 20.2 meters averaging 0.5 g/t combined PGM + Au, 0.15% Ni and 0.03% Cu. The intercepts of reef- type mineralization in the drill holes are encouraging and present the possibility of important accumulations in favorable morphologies in the footwall of the ultramafic complex.

The results of iron oxide copper gold reconnaissance in the Ossa Morena zone continue to be encouraging. An additional 32 samples were taken in the northernmost part of the mineralized system at Las Herrerias located 100 kilometers northwest of Aguablanca. The best channel intercepts include 7.9 meters averaging 2.3 g/t Au and 330 ppm Cu, 3.3 meters averaging 1.7 g/t Au and 445 ppm Cu, and 3.0 meters averaging 4.7 g/t Au and 650 ppm Cu. The grab samples assayed up to 6.5 g/t Au and 1% Cu.  Ongoing geological mapping is discovering new zones of mineralization both laterally and along strike to the northwest.

Corporate Development

Acquisition of Defiance Mining Corporation

Rio Narcea announced on June 30, 2004 that it had signed a definitive agreement with Defiance Mining Corporation (“Defiance”) whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. The plan of arrangement was approved by the shareholders of Defiance on August 30, 2004 and by the court on September 1, 2004. The transaction closed on September 3, 2004.

Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa.  The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable mineral reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an additional inferred mineral resource of 12,428,000 tonnes at 2.25 g/t gold for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc.

In mid-September 2004, Rio Narcea started a 5,000 meter drilling program to test the depth extension of the high-grade zone beneath the main pit (Piment Central deposit). The drilling was completed in late October 2004 and the high-grade zone was traced to a depth of 300 meters below surface. While the drill results show continuity and good grades in places, the width of the mineralization appears to decrease. However, combined with the deep holes drilled earlier this year, the results suggest the potential of adding mineral resources amenable to underground mining, which would further enhance project economics. The drilling results are still being evaluated and detailed work on the deep mineralization will be undertaken as open pit mining progresses.

Before the end of this year, the Company is planning to select the engineering firms that will construct the project. The major construction expenditures will take place during 2005 with production anticipated by mid-2006. Construction of the project will be financed by the use of project debt and the projected future operating cash flows of the Company.

Management Appointment

On September 21, 2004, the Company announced the appointment of John W.W. Hick as Vice-Chairman of the Company and, in addition, effective December 1, 2004, Mr. Hick will also assume the role of Chief Executive Officer of Rio Narcea. Alberto Lavandeira will continue to serve as President of the Company. Mr. Hick will be based in the new Toronto office of Rio Narcea, located in the former offices of Defiance.

J.C. St-Amour was appointed Vice President, Corporate Development and will also be based in the Toronto office. Robert van Doorn, who has spent a significant amount of time on business development for Rio Narcea as Executive Vice President, Business Development, has stepped down from this role but remains a consultant to the Company.

Capital Resources and Liquidity

The Company ended the quarter with $38,061,600 of working capital, of which $30,003,400 was cash and cash equivalents. Additionally, the Company has $17 million of available cash resources from the credit facility granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd., the drawdown of which would be subject to certain nickel hedging being put in place.

Cash flow from operating activities amounted to $4,610,200 in the third quarter of 2004 compared to $6,618,100 in the same period of 2003. Before working capital adjustments, cash flow from operating activities was $1,885,800 compared to $7,134,400 in the same period of 2003. Operating cash flow was impacted by lower gold production, lower grades and higher cash operating costs, resulting from both the transition from open pit to underground mining and the effect of the increase in the value of the Euro versus the U.S. dollar on operating costs, partially offset by an increase in the average realized gold price.

During the third quarter, investing activities consumed $5,957,900 of cash versus $12,067,400 in the same period of 2003. Capital expenditures totaled $5,464,700 in the third quarter and $39,224,700 year-to-date. The most significant capital investment for the third quarter was $5,804,400 in expenditures for construction activities at the Aguablanca project. The following table sets forth the Company’s capital expenditures on mineral properties:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2004	2003	2004	2003
El Valle and Carlés mine development	$2.3	$3.6	$6.1	$7.3
Aguablanca project development and purchase of equipment	$5.8	$8.7	$30.7	$12.4
Acquisition of the Salave deposit	-	-	$5.0	-
Acquisition of Defiance Mining Corporation (1)	($2.6)	-	($2.6)	-
Total	$5.5	$12.3	$39.2	$19.7

(1) Refer to note 1 in the unaudited interim consolidated financial statements.

For the third quarter of 2004, proceeds from bank loans totaled $1,117,700, mainly related to an additional drawdown of €1.0 million (approximately $1.2 million) under the €5 million (approximately $6.2 million) Barclays VAT facility.

Repayments of bank loans during the quarter amounted to $4,506,900, which essentially included the repayment to Barclays of the VAT corresponding to fiscal year 2003.

On October 5, 2004, Rio Narcea entered into an agreement with a syndicate of underwriters, led by BMO Nesbitt Burns Inc., under which the underwriters agreed to buy 21,000,000 units from Rio Narcea and sell them to the public at a price of CDN$3.10 per unit. In addition, the Company had granted to the underwriters an option to buy up to 3,250,000 additional units, of which 3,050,000 were exercised by the underwriters. Gross proceeds of the issue amounted to CDN$74,555,000 (approximately $61.0 million). Net proceeds received after payment of expenses related to the offering are estimated at $57.9 million. Each unit consists of one common share and one-half of one common share purchase warrant, which are detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which was September 12, 2003. On October 25, 2004, the Company obtained a receipt for the final prospectus that qualified the units.

Operating Results

Revenues from gold sales in the third quarter increased to $19,234,200 from production of 48,367 ounces compared to $14,880,400 from production of 43,403 ounces in the corresponding 2003 period, due to a higher realized gold price. Rio Narcea recorded a net loss of $6,379,100 ($0.05 per share) for the third quarter of 2004 compared to net earnings of $321,300 ($0.00 per share) during the same period last year. The net loss in the third quarter was attributable to higher operating costs, due to the transition from open pit to underground mining and the negative impact of exchange rate changes, and lower production levels at the Company’s own operations. Additionally, the Company recorded unrealized losses of

$2,823,800 on its non-hedge derivative instruments due to higher commodity prices during the quarter (refer to note 10 in the unaudited interim consolidated financial statements).

Revenues for the nine months ended September 30, 2004 were $51,972,000 compared to $45,253,100 for the same period last year. The Company reported a net loss of $13,079,300 for the first nine months compared to net earnings of $448,400 for the corresponding period in 2003. The net loss for the nine months period is largely due to higher operating costs at the Company’s own gold operations as a result of the transition from open pit to underground mining and the strengthening of the Euro in comparison to the U.S. dollar, partially offset by higher realized gold sales prices.

During the third quarter, the Company realized an average gold price of $398 per ounce, an increase of $46 per ounce over the corresponding period in 2003. The average spot price in the third quarter of 2004 was $401 per ounce versus $363 per ounce in the corresponding period of 2003.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2004		2003		2004		2003
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	20,290	398	15,904	352	51,631	399	44,586	347
Cash gold hedging effect	-	-	-	-	-	-	(19)	(0)
Cash foreign exchange hedging effect	-	-	-	-	-	-	-	-
Realized gold sales	20,290	398	15,904	352	51,631	399	44,567	347
Non-cash gold hedging effect	(261)	(6)	(319)	(7)	(800)	(6)	(945)	(7)
Gold sales after hedging	20,029	392	15,585	345	50,831	393	43,622	340
Effect of the variation in inventories of final products(1)	(795)		(705)		1,141		1,631
Gold sales	19,234		14,880		51,972		45,253

Average spot price		401		363		401		354
Sales (oz)		51,041		45,140		129,255		128,283
Production (oz)		48,367		43,403		130,851		134,664

(1) Final products are valued at production cost.

For the third quarter of 2004, operating expenses increased to $23,307,400, including $8,368,500 for the purchase of the Nalunaq ore, compared to $14,273,100 during the corresponding period last year. The higher operating expenses are largely a factor of higher mining costs at its own gold operations. Also during the third quarter, operating expenses were affected by the strengthening of the Euro against the U.S. dollar as operating expenses at the mines are largely incurred in Euros while revenues are received in U.S. dollars. The appreciation of the Euro increased operating expenses by $1.7 million during the third quarter (the average exchange rates were $1.22/€ and $1.13/€ for the third quarter of 2004 and 2003, respectively). Cash operating costs (refer to Non-GAAP measures section) for the Company’s gold operations (excluding the effect of Nalunaq ore treated in the quarter) increased to $225 per ounce in the third quarter of 2004 from $152 per ounce for the same period in 2003.

Depreciation and amortization expenses for the third quarter totaled $2,222,100 compared to $2,926,500 for the third quarter of 2003, equivalent to $46 and $67 per ounce, respectively (or €38 and €59 per ounce, respectively).

Exploration expenses amounted to $1,425,600 in the third quarter of 2004, of which $1.0 million was incurred on gold projects and $0.4 million in the Ossa Morena region. Exploration expenses totaled $851,100 during the corresponding period in 2003.

Administrative and corporate expenses increased to $1,163,500 in the third quarter compared to $876,800 during the corresponding period of 2003.

Financial revenues and expenses for the third quarter of 2004 amounted to net expenses of $2,305,900 compared to net expenses of $286,000 for the corresponding period in 2003.

The Company recorded a foreign currency exchange gain of $927,500 for the quarter compared to a loss of $5,800 for the same corresponding period in 2003 due to a stronger Euro as the majority of the Company’s loans are denominated in U.S. dollars.

For the third quarter of 2004, the Company recorded unrealized losses of $2,823,800 on its non-hedge derivatives, primarily due to the increase in gold and copper prices during the period, which negatively affected the fair value of the derivatives.

Operating earnings (loss) for the third quarter of 2004 amounted to ($2.0) million, ($1.0) million and ($1.0) million for the gold, nickel and corporate segments, respectively, identified by the Company (refer to note 9 in the unaudited interim consolidated financial statements) compared to $0.7 million, $0.7 million and ($0.8) million, respectively, in the same period of 2003. Operating losses in the nickel segment, which is not yet in production, arise from administrative and exploration expenses while in the case of the corporate segment they are derived mainly from corporate activity. No revenues were generated by the nickel and corporate segments. Net income (loss) amounted to ($3.2) million, ($2.1) million and ($1.0) million for the gold, nickel and corporate segments, respectively, in the third quarter of 2004 [$0.6 million, $0.4 million and ($0.7) million, respectively, in the same period of 2003].

Balance Sheet

Total assets increased to $240,211,900 at September 30, 2004 from $162,390,000 at year-end 2003, principally attributable to an increase in the value of mineral properties. The book value of mineral properties, net of depreciation, increased to $146,634,700 as at September 30, 2004 from $76,478,400 at year-end 2003, primarily as a result of the acquisition of the Tasiast gold project (refer to note 3 in the unaudited interim consolidated financial statements) and the capital expenditures incurred with respect to the Aguablanca nickel project, net of government grants for the Aguablanca project that amounted to €8.3 million (approximately $10.1 million). Long-term debt was $31,959,700 as at September 30, 2004, compared to $6,706,000 at the end of 2003 (refer to note 4 in the unaudited interim consolidated financial statements).

Shareholders' equity increased to $156,056,400 at the end of the third quarter from $121,357,900 at the 2003 year-end. The increase is mainly due to the issuance of capital stock as a result of the acquisition of Defiance whereby the Company issued 18.9 million shares, partially offset by the net loss for the first nine months of 2004 and an increase in the cumulative foreign exchange translation adjustment as a result of the weaker U.S. dollar versus the Euro (refer to note 7 in the unaudited interim consolidated financial statements).

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”) do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2004		2003		2004		2003
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	6,642	137	6,303	145	22,908	175	19,241	143
Purchase of gold ore	8,369	173	-	-	12,593	96	-	-
Plant expenses	3,149	65	3,585	83	10,222	78	8,682	64
Smelting, refining and transportation	1,068	22	614	14	2,192	17	1,349	10
Sale of by-products	(1,183)	(24)	(504)	(11)	(2,697)	(21)	(943)	(7)
Adjustments (2):
Reclamation costs	(0)	(0)	(1)	(0)	(231)	(2)	(12)	(0)
Stripping	(3,217)	(67)	(3,382)	(78)	(11,788)	(90)	(10,366)	(77)
Employee stock options expensed	(118)	(2)	(31)	(1)	(353)	(2)	(94)	(0)
Cash operating cost (1)	14,710	304	6,584	152	32,846	251	17,857	133
Depreciation and amortization expenses	2,222	46	2,927	67	7,954	61	8,426	63
Adjustments (2)	3,335	69	3,414	79	12,372	94	10,472	77
Total production cost	20,267	419	12,925	298	53,172	406	36,755	273
Administrative and corporate expenses	1,163	24	877	20	3,985	30	3,638	27
Exploration costs	1,426	29	851	20	4,440	34	5,532	41
Other income (expense)	451	10	(380)	(9)	588	5	(131)	(1)
Total operating cost	23,307	482	14,273	329	62,185	475	45,794	340
Production (oz)	48,367		43,403		130,851		134,664

(1)

Cash operating cost and Total production cost per ounce data is calculated in accordance with Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

(2)

Reclamation costs, stripping and the expense of employee stock options is adjusted in the calculation of the Cash operating cost and then considered again in the calculation of the Total production cost.

A reconciliation of cash operating cost per ounce, split between the Company’s own ore and Nalunaq ore, to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30, 2004
	Rio Narcea’s operations		Nalunaq ore		Total
	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	6,642	267	-	-	6,642	137
Purchase of gold ore	-	-	8,369	356	8,369	173
Plant expenses	2,408	97	741	32	3,149	65
Smelting, refining and transportation	1,068	43	-	-	1,068	22
Sale of by-products	(1,183)	(48)	-	-	(1,183)	(24)
Adjustments:
Reclamation costs	(0)	(0)	-	-	(0)	(0)
Stripping	(3,217)	(129)	-	-	(3,217)	(67)
Employee stock options expensed	(118)	(5)	-	-	(118)	(2)
Cash operating cost	5,600	225	9,110	388	14,710	304
Production	24,866		23,501		48,367

	Nine Months Ended September 30, 2004
	Rio Narcea’s operations		Nalunaq ore		Total
	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	22,908	241	-	-	22,908	175
Purchase of gold ore	-	-	12,593	353	12,593	96
Plant expenses	8,955	94	1,267	36	10,222	78
Smelting, refining and transportation	2,192	23	-	-	2,192	17
Sale of by-products	(2,697)	(28)	-	-	(2,697)	(21)
Adjustments:
Reclamation costs	(231)	(3)	-	-	(231)	(2)
Stripping	(11,788)	(124)	-	-	(11,788)	(90)
Employee stock options expensed	(353)	(4)	-	-	(353)	(2)
Cash operating cost	18,986	199	13,860	389	32,846	251
Production	95,201		35,650		130,851

Outstanding Shares

Common shares issued and outstanding as at November 2, 2004 are as follows:

Shares

Amount

#

$

Balance, September 30, 2004

132,646,106

182,000,000

Issuances of cash

Equity issue (1)

24,050,000

52,226,900

Exercise of employee stock options

178,667

566,800

Balance, November 2, 2004

156,874,773

234,793,700

(1) Refer to note 2 in the unaudited interim consolidated financial statements.

There were no changes in the number of stock options and warrants outstanding from September 30 to November 2, 2004, except for the exercise of employee stock options shown in the table above and the equity issue completed on October 25, 2004 (refer to note 2 in the unaudited interim consolidated financial statements).

Outlook

The Company’s gold production estimate for its own operations for 2004 has been increased to approximately 120,000 ounces. Expected cash costs have been reduced to approximately $220 per ounce to reflect the increased production from its own operations as a result of now anticipating the treatment of only three shipments of Nalunaq ore during 2004.

The feasibility study and the permitting at the Salave gold project are in progress.

Tasiast development activities are expected to start in the fourth quarter of 2004. Proposals for project financing for a portion of the capital cost of the project are currently being evaluated, with the balance of the capital to be funded from internally generated operating cash flows.

There are no major capital expenditures budgeted for the Company’s own gold operations during the remainder of 2004, other than the continuation of underground development at El Valle and Carlés. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Commissioning of the Aguablanca nickel mine is underway with ore expected to be treated before the end of this year. The project will be completed on budget.

Change in Accounting Policies (refer to note 2 in the unaudited interim consolidated financial statements)

On January 1, 2004, the Company adopted, retroactively, CICA’s issued Handbook Section 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs.

On January 1, 2004, the Company also adopted, retroactively, CICA’s amended Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires that all transactions where goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

Commencing as of January 1, 2004, the Company marks to market its derivative financial instruments as a result of CICA’s amendments to Accounting Guideline AcG-13, “Hedging Relationships”.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; the Tasiast project; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

September 30,

December 31,

2004

2003

(stated in U.S. dollars)

$

$

(restated -

refer to note 2)

ASSETS

Current

Cash and cash equivalents

30,003,400

32,861,600

Restricted cash

7,758,700

1,305,200

Inventories

6,952,300

4,667,000

Stockpiled ore

6,711,000

4,939,300

Accounts receivable

Government grants (note 3)

10,284,000

34,700

VAT and other taxes (note 4)

7,801,700

6,232,100

Trade receivables

1,917,400

3,261,200

Other current assets (notes 5 and 10)

2,057,100

3,505,100

Current portion of deferred derivative loss (note 10)

1,618,700

—

Total current assets

75,104,300

56,806,200

Mineral properties, net (note 3)

146,634,700

76,478,400

Deferred stripping costs, net

6,197,500

15,988,000

Other assets (notes 5 and 10)

9,309,600

13,117,400

Deferred derivative loss (note 10)

2,965,800

—

240,211,900

162,390,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Short-term bank indebtedness and accrued interest (note 4)

3,137,100

2,690,700

Accounts payable and accrued liabilities (note 10)

26,030,300

19,172,200

Current portion of long-term debt (note 4)

7,875,300

5,241,000

Total current liabilities

37,042,700

27,103,900

Other long-term liabilities (notes 6 and 10)

10,059,200

7,167,300

Long-term debt (note 4)

31,959,700

6,706,000

Future income tax liabilities (note 1)

4,551,900

—

Total liabilities

83,613,500

40,977,200

Non-controlling interest

542,000

54,900

Shareholders' equity

Common shares (note 7)

182,000,000

140,610,500

Employee stock options (note 8)

8,011,500

6,223,200

Non-employee stock options and warrants (note 7)

7,878,000

4,459,800

Common share purchase options, related to debt (note 7)

3,628,500

972,900

Deficit

(49,179,600)

(36,100,300)

Cumulative foreign exchange translation adjustment

3,718,000

5,191,800

Total shareholders' equity

156,056,400

121,357,900

240,211,900

162,390,000

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:                   /s/ Rupert Pennant-Rea                                  /s/ Chris I. von Christierson

                                              Rupert Pennant-Rea                                 Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended

Nine months ended

September 30,

September 30,

2004

2003

2004

2003

(stated in U.S. dollars)

$

$

$

$

(restated -

(restated –

refer to note 2)

refer to note 2)

OPERATING REVENUES

Gold sales

19,234,200

14,880,400

51,972,000

45,253,100

19,234,200

14,880,400

51,972,000

45,253,100

OPERATING EXPENSES

Deferred stripping and other mining expenses

(6,642,000)

(6,303,200)

(22,908,200)

(19,241,000)

Purchase of gold ore

(8,368,500)

—

(12,593,000)

—

Plant expenses

(3,148,800)

(3,585,100)

(10,222,300)

(8,682,100)

Smelting, refining and transportation

(1,068,000)

(614,200)

(2,192,100)

(1,349,300)

Sale of by-products

1,182,600

504,400

2,697,000

942,900

Depreciation and amortization expenses

(2,222,100)

(2,926,500)

(7,954,000)

(8,426,200)

Exploration costs

(1,425,600)

(851,100)

(4,440,100)

(5,531,900)

Administrative and corporate expenses

(1,163,500)

(876,800)

(3,985,400)

(3,638,300)

Other income (expenses)

(451,500)

379,400

(586,500)

131,500

(23,307,400)

(14,273,100)

(62,184,600)

(45,794,400)

Operating loss

(4,073,200)

607,300

(10,212,600)

(541,300)

FINANCIAL REVENUES AND EXPENSES

Interest income

91,400

69,500

476,300

244,000

Foreign currency exchange gain (loss)

927,500

(5,800)

(210,400)

1,933,300

Interest expense and amortization of

  financing fees

(501,000)

(349,700)

(1,466,400)

(1,187,600)

Derivatives loss (note 10)

(2,823,800)

—

(1,666,200)

—

(2,305,900)

(286,000)

(2,866,700)

989,700

Income (loss) before income tax

(6,379,100)

321,300

(13,079,300)

448,400

Provision for income tax

—

—

—

—

Net income (loss) before

  non-controlling interest

(6,379,100)

321,300

(13,079,300)

448,400

Non-controlling interest

—

—

—

—

Net income (loss)

(6,379,100)

321,300

(13,079,300)

448,400

Deficit, beginning of period as

  originally reported

(42,800,500)

(28,691,100)

(25,530,500)

(29,350,200)

Cumulative adjustment for restatement

  and change in accounting policies

—

(10,489,000)

(10,569,800)

(9,957,000)

Deficit, end of period

(49,179,600)

(38,858,800)

(49,179,600)

(38,858,800)

Net income (loss) per share – basic

(0.05)

0.00

(0.11)

0.00

Net income (loss) per share – diluted

(0.05)

0.00

(0.11)

0.00

Weighted average common shares

  outstanding – basic (note 7)

119,455,172

98,538,853

115,419,908

94,156,143

Weighted average common shares

  outstanding – diluted (note 7)

119,455,172

106,292,474

115,419,908

99,170,375

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended

Nine months ended

September 30,

September 30,

2004

2003

2004

2003

(stated in U.S. dollars)

$

$

$

$

(restated -

(restated –

refer to note 2)

refer to note 2)

OPERATING ACTIVITIES

Net income (loss)

(6,379,100)

321,300

(13,079,300)

448,400

Add (deduct) items not requiring cash

Depreciation and amortization

2,222,100

2,926,500

7,954,000

8,426,200

Deferred financing fees

501,600

90,000

1,156,100

279,200

Reclamation liability accrual and

  other long-term liabilities

(300)

500

231,100

11,900

Foreign exchange

(1,383,600)

(148,000)

184,000

(1,377,600)

Accretion of interest on long-term debt

157,900

44,100

362,600

132,200

Non-cash derivatives loss (note 10)

3,024,400

318,700

2,405,300

945,000

Options and shares granted

526,200

211,000

1,578,600

807,900

Amortization of deferred stripping costs

3,400,600

4,924,500

13,361,000

15,306,000

Non-controlling interest

—

—

—

—

Deferred stripping expenditures

(184,000)

(1,542,300)

(1,572,600)

(4,940,100)

Purchase premium of the purchased call options

—

(11,900)

—

(1,993,600)

Changes in components of working capital

Inventories

281,800

1,067,900

(2,212,400)

(2,329,700)

Stockpiled ore

(866,800)

(140,100)

(2,035,000)

75,600

VAT and other taxes

(1,452,700)

(74,800)

(1,640,200)

(782,800)

Trade receivables

567,200

(410,300)

1,652,800

(279,100)

Other current assets

67,700

(426,500)

(905,100)

46,000

Accounts payable and accrued liabilities

4,127,200

(532,500)

4,791,600

(501,500)

Cash provided by operating activities

4,610,200

6,618,100

12,232,500

14,274,000

INVESTING ACTIVITIES

Expenditures on mineral properties

(8,113,000)

(12,327,500)

(36,873,000)

(19,702,600)

Acquisition of Defiance (notes 1 and 3)

2,648,300

—

2,648,300

—

Acquisition of the Salave deposit

—

—

(5,000,000)

—

Grants received

—

1,700

65,800

282,500

Restricted cash

(290,100)

—

(6,396,600)

—

Long-term deposits and restricted investments

(203,100)

258,400

(571,400)

53,000

Cash used in investing activities

(5,957,900)

(12,067,400)

(46,126,900)

(19,367,100)

FINANCING ACTIVITIES

Proceeds from issue of common shares

342,800

663,000

1,042,600

1,463,800

Proceeds from issue of special warrants

—

32,858,800

—

50,589,700

Financing fees on issue of special warrants

—

(1,764,600)

—

(2,830,000)

Proceeds from bank loans and other

  long-term liabilities

1,117,700

281,700

41,149,600

384,700

Financing fees on bank loans

(33,300)

(90,900)

(1,216,400)

(422,300)

Repayment of bank loans

(4,506,900)

(1,311,000)

(10,522,000)

(4,011,600)

Cash provided by (used in)

  financing activities

(3,079,700)

30,637,000

30,453,800

45,174,300

Foreign exchange gain (loss) on cash held

  in foreign currency

981,500

(121,500)

582,400

572,700

Net increase (decrease) in cash

  during the period

(3,445,900)

25,066,200

(2,858,200)

40,653,900

Cash and cash equivalents,

  beginning of period

33,449,300

23,324,200

32,861,600

7,736,500

Cash and cash equivalents, end of period

30,003,400

48,390,400

30,003,400

48,390,400

Supplemental cash flow information

Interest paid in cash

121,000

166,500

561,000

774,800

Income taxes paid in cash

—

—

—

—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

1.

NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, which are as follows:

Year

of

incorporation /

acquisition

Participation

Río Narcea Gold Mines, S.A. (“RNGM, S.A.”)

1994

100%

Naraval Gold, S.L. (“Naraval”)

1999

100%

Exploraciones Mineras del Cantábrico, S.L. (“EMC”)

2003

     90.7%

Rio Narcea Recursos, Ltd. (“RNR, Ltd.”)

2003

100%

Río Narcea Recursos, S.A. (“RNR, S.A.”)

2001

100%

Río Narcea Nickel, S.A. (“RNN, S.A.”)

2003

100%

4258703 Canada Inc. (previously 6253733 Canada Inc.)

2004

100%

Defiance Quebec Inc.

2004

100%

997517 Ontario Inc.

2004

100%

Silvermaque Resources Inc.

2004

100%

Geomaque de Honduras, S.A. de C.V.

2004

100%

Silvermaque Financial Limited

2004

100%

Midas Gold plc.

2004

100%

Tasiast Holdings S.A.

2004

100%

Tasiast Mauritanie Ltd.

2004

100%

Tasiast Mauritanie Ltd. S.A.

2004

100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Acquisition of Defiance Mining Corporation (“Defiance”)

On June 30, 2004, the Company and Defiance signed a definitive agreement whereby the Company, through its wholly-owned subsidiary 6253733 Canada Inc., and pursuant to a plan of arrangement, acquired all of the shares of Defiance on the basis of one Company share for every 5.25 shares of Defiance. In addition, each warrant of Defiance outstanding at the transaction date, entitles the holder to receive upon exercise, in lieu of the number of Defiance common shares otherwise issuable upon exercise thereof, that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance warrant divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance warrant multiplied by 5.25, and each Defiance option was exchanged for a Rio Narcea replacement option to purchase that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance option divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance option multiplied by 5.25.

Completion of the transaction occurred on September 3, 2004 and was approved by both boards of directors. The transaction was subject to conditions usual to transactions of this nature, including court and regulatory approvals and approval by at least two-thirds of the votes cast by the shareholders of Defiance at a special meeting of Defiance shareholders held on August 30, 2004.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

1.

NATURE OF OPERATIONS (continued)

As at September 3, 2004, Defiance had 99.3 million shares, 35.0 million warrants and 4.2 million options outstanding. Upon completion of the transaction, the Company issued 18.9 million shares and has reserved for issuance 7.5 million shares, issuable upon exercise of the Rio Narcea replacement options and the Defiance warrants, with a value, based on the market conditions prevailing on June 29, 2004, of $39.4 and $3.4 million, respectively.

The acquisition was accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair values as at September 3, 2004, and the results and cash flows are included in the consolidated statements of operations and cash flows, respectively, from that date.

The acquisition cost and its allocation among the different assets and liabilities on the acquisition date are as follows:

Allocation of the

acquisition cost

$

Assets acquired and liabilities assumed-

Cash and cash equivalents

3,103,000

Other current assets

536,000

Mineral properties, net

46,348,600

Other assets

48,100

Current liabilities

(489,000)

Other long-term liabilities

(1,768,000)

Future income tax liabilities

(4,551,900)

43,226,800

Acquisition cost-

Common shares issued (note 7)

39,384,600

Replacement options issued (note 8)

948,400

Defiance warrants assumed (note 7)

2,439,100

Transaction expenses

454,700

43,226,800

The total acquisition cost of Defiance amounted to $43,226,800, of which $454,700 was paid in cash. Net cash provided by the acquisition of Defiance amounted to $2,648,300, corresponding to the cash and cash equivalents held by Defiance on acquisition, partially offset by the $454,700 paid in cash as transaction fees.

Investment in mineral properties

The Company started construction of the El Valle open pit mine in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine. The Company received a positive bankable feasibility study for the open pit portion of the Aguablanca nickel deposit in July 2002, received a positive environmental impact declaration in June 2003, and started construction in early October 2003.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

1.

NATURE OF OPERATIONS (continued)

of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the reserves by independent experts takes into account only the proven and probable reserves at the El Valle and Carlés gold mines, Tasiast gold project and the Aguablanca nickel project.

2.  BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company’s audited financial statements for the year ended

December 31, 2003, except as stated below in (a), (b) and (c). The unaudited interim financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the preparation of interim financial statements, which do not conform in all respects to Canadian GAAP for the preparation of annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003.

(a) Asset Retirement Obligations (“ARO”)

In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company’s 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The Company has adopted this Section on January 1, 2004 with a retroactive effect.

(b) Stock-based Compensation and Other Stock-based Payments

In September 2003, the CICA amended Section 3870, “Stock-based Compensation and Other Stock-based Payments,” to require that all transactions where goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994.

(c) Hedging Relationships

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, “Hedging Relationships” that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company’s 2004 fiscal year. As a result of AcG-13, the Company has marked to market its derivative financial instruments beginning January 1, 2004 (refer to note 10).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

2.  BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

(d) Impact of changes in accounting policies

The impact of the changes in accounting policies for Asset Retirement Obligations and Stock-based Compensation and Other Stock-based Payments, which are described in (a) and (b) above, is as follows:

December 31, 2003

Asset

Stock-

As

Retirement

based

originally

Obligations

Compensation

As

reported

(a)

(b)

restated

$

$

$

$

Consolidated balance sheet-

Assets-

  Mineral properties, net

76,093,700

384,700

—

76,478,400

Liabilities-

  Other long-term liabilities

(7,086,500)

(80,800)

—

(7,167,300)

Shareholders’ equity-

  Common shares

(136,040,500)

—

(4,570,000)

(140,610,500)

  Employee stock options

—

—

(6,223,200)

(6,223,200)

  Deficit

25,530,500

(223,400)

10,793,200

36,100,300

  Cumulative foreign exchange

    translation adjustment

(5,111,300)

(80,500)

—

(5,191,800)

Three months ended September 30, 2003

Asset

Stock-

As

Retirement

based

originally

Obligations

Compensation

As

reported

(a)

(b)

restated

$

$

$

$

Consolidated statements of operations-

Operating revenues

14,880,400

—

—

14,880,400

Operating expenses

(14,160,600)

98,500

(211,000)

(14,273,100)

Financial revenues an expenses

(286,000)

—

—

(286,000)

Net income (loss)

433,800

98,500

(211,000)

321,300

Net income (loss) per share-

  Basic

0.00

0.00

(0.00)

0.00

  Diluted

0.00

0.00

(0.00)

0.00

Consolidated statements of cash flows-

Cash provided by operating activities

6,618,100

—

—

6,618,100

Cash used in investing activities

(12,067,400)

—

—

(12,067,400)

Cash provided by financing activities

30,637,000

—

—

30,637,000

Foreign exchange loss on cash

  held in foreign currency

(121,500)

—

—

(121,500)

Net increase in cash

  during the period

25,066,200

—

—

25,066,200

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

2.  BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES (continued)

Nine months ended September 30, 2003

Asset

Stock-

As

Retirement

-based

originally

Obligations

Compensation

As

reported

(a)

(b)

restated

$

$

$

$

Consolidated statements of operations-

Operating revenues

45,253,100

—

—

45,253,100

Operating expenses

(45,149,900)

(11,500)

(633,000)

(45,794,400)

Financial revenues an expenses

989,700

—

—

989,700

Net income (loss)

1,092,900

(11,500)

(633,000)

448,400

Net income (loss) per share-

  Basic

0.01

(0.00)

(0.01)

0.00

  Diluted

0.01

(0.00)

(0.01)

0.00

Consolidated statements of cash flows-

Cash provided by operating activities

14,274,000

—

—

14,274,000

Cash used in investing activities

(19,367,100)

—

—

(19,367,100)

Cash provided by financing activities

45,174,300

—

—

45,174,300

Foreign exchange gain on cash

  held in foreign currency

572,700

—

—

572,700

Net increase in cash

  during the period

40,653,900

—

—

40,653,900

The impact of the changes in accounting policies, described in (a), (b) and (c) above, on the Consolidated statements of operations for the three and nine months periods ended September 30, 2004 is as follows:

Increase (decrease)

in Net income (loss)

$

Three months ended

Nine months ended

September 30, 2004

September 30, 2004

Consolidated statements of operations-

Asset Retirement Obligations (a)

14,800

(290,200)

Stock-based Compensation and

  other Stock-based Payments (b)

(526,200)

(1,578,600)

Hedging Relationships (c)

(2,823,800)

(1,666,200)

(3,335,200)

(3,535,000)

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

3.

MINERAL PROPERTIES

Salave project

On October 28, 2003, the Company acquired, through its wholly owned subsidiary Naraval, 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. (“EMC”), which is a Spanish exploration company that holds various mineral rights, including the mineral rights corresponding to the Salave gold deposit located in Asturias.

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of those mineral rights. As consideration for the cancellation of the lease agreement, the Company has paid $5.0 million in cash and granted 2 million warrants with an exercise price of CDN$5.00 expiring in September 2008, the market price of which amounted to $1.2 million. Also, the Company will be required to make five additional payments of $5 million each upon fulfillment of the following milestones: 1) granting of the construction permit, 2) commencement of commercial production, 3) production of 200,000 ounces of gold, 4) production of a cumulative 400,000 ounces of gold, and 5) production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from commencement of commercial production. The Company has the right to buy back 50% of the royalty for $5 million.

On March 30, 2004, EMC increased its capital stock by an amount of €4.5 million (approximately $5.7 million). The non-controlling shareholders did not participate in this capital increase, resulting in a dilution of their interest in EMC. As a result, the participation of the Company in EMC has increased to 90.7%.

Tasiast project

On September 3, 2004, the Company acquired all of the shares of Defiance (refer to Note 1). Defiance's main asset is the Tasiast gold project located in Mauritania, West Africa approximately 300 kilometers north of the capital city Nouakchott and 162 kilometers east-southeast of the port city Nouadhibou. The project is already permitted and a bankable feasibility study was completed in April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an additional inferred resource of 12,428,000 tonnes at 2.25 g/t for a total of 899,000 ounces, based upon the cut-off grade of 1.0 g/t, as estimated by A.C.A. Howe International Ltd.

The value allocated to the Tasiast project on acquisition of Defiance amounted to $46,348,600.

Defiance had acquired the Tasiast project and some other exploration licenses in Mauritania from Newmont LaSource Developpement S.A.S. Cash consideration amounted to $6.5 million, of which $2.0 million has been paid and the pending $4.5 million is payable as follows: $1.5 million upon the decision to mine, $1.0 million on the first day of commercial production, $1.0 million on the first anniversary of production and $1.0 million on the second anniversary of production. In addition, a 2% royalty is payable on gold production in excess of 600,000 ounces.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

3.

MINERAL PROPERTIES (continued)

As at September 30, 2004, Mineral properties consisted of the following:

Translation

adjustment

Acquisition of

due to

December 31,

Additions/

Defiance

currency

September 30,

2003

(amortization)

(note 1)

exchange

2004

$

$

$

$

$

Mining properties and development

Mining properties and

  development

57,901,500

9,495,700

46,348,600

(894,800)

112,851,000

Other (1)

1,368,700

1,000,900

—

(11,500)

2,358,100

Total mining properties and

  development

59,270,200

10,496,600

46,348,600

(906,300)

115,209,100

Land, buildings and equipment

90,945,300

31,405,700

—

(1,199,500)

121,151,500

Grants, net of

  amortization

(9,350,500)

(7,620,700)

—

68,500

(16,902,700)

Accumulated depreciation

  and amortization

(64,386,600)

(9,445,300)

—

1,008,700

(72,823,200)

Total

76,478,400

24,836,300

46,348,600

(1,028,600)

146,634,700

(1) “Other” comprises patents, licenses, software and rights in leased assets.

The additions to Mining properties and development correspond principally to the payments made under the cancellation agreement of the Salave mineral rights and the acquisition of the Tasiast gold project described above. The additions to Land, buildings and equipment correspond primarily to the construction of the Aguablanca project. Grants, net of amortization, include the recording in June 2004 of the grant, amounting to €8.3 million (approximately $10.3 million), received, although not yet collected, for the Aguablanca project. This subsidy was awarded on July 21, 2003 and the amount increased on January 14, 2004.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

4.

LOAN AGREEMENTS

Loan agreements schedule at September 30, 2004 are as follows:

US$ Outstanding

Currency

Maturity

Short-term

Long-term

$

$

Deutsche Bank

US$

October 31, 2006

1,500,000

3,193,400

Investec and Macquarie

US$

August 21, 2008

6,000,000

21,566,700

Industrial and Technological

Development Centre

Euros

March 31, 2007

347,000

498,000

Ministry of Science and

Technology

Euros

October 31, 2011

—

149,200

Bansaleasing

Euros

November 4, 2004

17,600

—

Ministry of the Economy

Euros

January 1, 2012

—

283,700

Ministry of Science and Technology

Euros

December 15, 2017

—

6,204,500

Barclays Bank (1)

Euros

July 31, 2005

3,065,700

—

Instituto de Crédito Oficial

Euros

May 15, 2011

10,700

64,200

Accrued interest payable

Euros

71,400

—

11,012,400

31,959,700

(1)

This loan matures upon the collection of VAT related to the construction of the Aguablanca project and has a limit of credit of €5.0 million (approximately $6.2 million).

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets), and specifically by mortgages on the El Valle and Carlés mineral properties. In addition, all the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, Ltd. and RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

Interest expense accrued on indebtedness initially incurred for a term of more that one year amounted to $435,900 and $763,800 for the three and nine months periods ended September 30, 2004 ($156,500 and $394,900, respectively, in the corresponding periods in 2003).

Investec and Macquarie

On August 21, 2003, the Company entered into a credit agreement with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec and Macquarie”) to finance the construction of its Aguablanca project. On March 23, 2004, the Company entered into a supplemental agreement with Investec and Macquarie that modified the above-mentioned credit agreement. Under the supplemental agreement, the hedging requirements for an initial drawdown of $30 million were changed (refer to note 10). On March 25, 2004, the Company executed the drawdown of $30 million. Under this credit agreement, the Company has the following facilities drawn down as at September 30, 2004:

(a)

Term Facility I – $25,000,000

The interest rates for this facility is LIBOR US$ + 2.4% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.0% thereafter. The $25.0 million drawn down under this facility will be repaid in semi-annual instalments, starting in September 2005, of $6.0 million, $8.0 million, $5.0 million, $4.0 million and $2.0 million, respectively.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

4.

LOAN AGREEMENTS (continued)

(b)

Term Facility II – $5,000,000

The interest rate for this facility is LIBOR US$ + 2.5% per annum. The $5.0 million drawn down under this facility will be repaid in August 2008.

As part of the consideration for the term loan facility, the Company has issued to Investec and Macquarie a total of 3,496,502 common share purchase options (“Options”). Each Option entitles the banks to subscribe for one common share of the Company at an exercise price of $1.43 per share. The exercise price for these Options was calculated as a 130% premium to the average closing price of the Company’s shares during the months of November and December 2002 when the mandate letter for the credit agreement was signed. The Options are not required to be listed on any stock exchange and are not available to the public for subscription. The expiration date of the Options would be the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) August 21, 2008.

The proceeds of this facility were allocated between Long-term debt ($2,344,400) and Common share purchase options related to debt ($2,655,600) (refer to note 7). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes model) were a volatility of 82%, average interest rate of 2.4% and average maturity of 4.4 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

Subsidized loan for Aguablanca project

In December 2003, the Ministry of Science and Technology granted a subsidized loan, amounting to €5.0 million (approximately $6.2 million), to the Aguablanca project currently under construction. The loan is at a zero interest rate and is repayable by equal instalments of €500,000 (approximately $620,500) from 2008 to 2017.

The loan was collected from the Ministry in January 2004 in exchange for the issuance of performance bonds amounting to €5.2 million (approximately $6.5 million). The performance bonds were issued by two Spanish banks (Caja de Extremadura and Cajamar) and at that time the Company placed the €5.0 (approximately $6.2 million) million in restricted bank accounts in favour of the banks. The Company has obtained the release of €2.0 million (approximately $2.5 million) in October 2004 and expects to obtain the release of the remaining €3.0 million (approximately $3.7 million) in December 2004, when the Aguablanca project itself can serve as security to the banks.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

5. OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

September 30,

December 31,

2004

2003

$

$

Derivative financial instruments (note 10)

1,193,800

2,334,700

Payments on account to suppliers

558,500

122,900

Prepaid expenses

125,000

109,100

Receivable from the Ministry of the Economy

—

757,800

Other

179,800

180,600

2,057,100

3,505,100

Other assets are comprised of the following:

September 30,

December 31,

2004

2003

$

$

Derivative financial instruments (note 10)

3,740,100

8,085,500

Long-term deposits and restricted investments

1,055,300

453,700

Deferred financing fees

3,761,000

3,654,000

Prepaid expenses

704,700

924,200

Other

48,500

—

9,309,600

13,117,400

6.

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

September 30,

December 31,

2004

2003

$

$

Provision for site restoration

5,716,800

2,539,200

Ministry of the Economy

1,396,200

1,421,100

Put/call program (note 10)

2,946,200

3,207,000

10,059,200

7,167,300

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

6.

OTHER LONG-TERM LIABILITIES (continued)

Provision for site restoration (Asset retirement obligations)

The details of the provision for site restoration are as follows:

Translation

adjustment

due to

December 31,

currency

September 30,

2003

Set-up

Accretion

exchange

2004

$

$

$

$

$

Project

El Valle

2,227,900

—

136,200

(37,300)

2,326,800

Carlés

311,300

—

19,000

(5,200)

325,100

Aguablanca

—

1,241,800

75,900

(20,800)

1,296,900

Honduras

—

1,768,000 (1)

—

—

1,768,000

2,539,200

3,009,800

231,100

(63,300)

5,716,800

(1) Provision for site restoration for the Honduras project originally held by Defiance (refer to note 1).

No obligations have been settled during the nine months period ended September 30, 2004.

The accounting of the provision for site restoration for the Aguablanca project started on January 2004 when the significant construction and pre-stripping activities began.

The details and assumptions used for the calculation of the existing provisions are as follows:

El Valle

Carlés

Aguablanca

Honduras (1)

Cash flows to settle the

  obligations (undiscounted)

2,971,000

415,000

3,050,000

1,844,000

Timing for settling the obligations

2008

2008

2018

2005

Credit-adjusted risk-free interest rate

6.3%

6.3%

6.3%

4.3%

(1) Gold project originally held by Defiance, which is in the reclamation phase.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

7.

SHARE CAPITAL

Common shares

The authorized capital stock of the Company consists of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

Shares

Amount

#

$

Balance, December 31, 2003

112,923,599

140,610,500

Issuances of cash

Exercise of employee stock options

485,667

1,360,800

Exercise of non-employee stock options and warrants

328,904

575,400

Non-employee stock options and warrants expired

—

66,800

Defiance warrants expired

—

1,900

Acquisition of Defiance Mining Corporation

18,907,936

39,384,600

Balance, September 30, 2004

132,646,106

182,000,000

On June 30, 2004, the Company entered into a definitive agreement for the acquisition of Defiance Mining Corporation. Upon closing of the transaction on September 3, 2004, the Company has issued, as part of the consideration for the acquisition, 18.9 million shares, and has reserved for issuance 7.5 million shares issuable upon exercise of the Rio Narcea replacement options and Defiance warrants (refer to note 1).

On October 5, 2004, Rio Narcea entered into an agreement with a syndicate of underwriters, led by BMO Nesbitt Burns Inc., under which the underwriters agreed to buy 21,000,000 units from Rio Narcea and sell to the public at a price of CDN$3.10 per unit. In addition, the Company had granted the option to buy up to 3,250,000 additional units, of which 3,050,000 were exercised by the underwriters. Gross proceeds of the issue amounted to CDN$74,555,000 (approximately $61.0 million). Net proceeds received after payment of expenses related to the offering are estimated at $57.9 million. Each unit consists of one common share and one-half of one common share purchase warrant, which are detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008. On October 25, 2004, the Company obtained a receipt for the final prospectus that qualified the units. The common share purchase warrants trade on the Toronto Stock Exchange under the symbol “RNG.WT”.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

7.

SHARE CAPITAL (continued)

Non-Employee stock options and warrants

The following is a continuity schedule of non-employee stock options and warrants outstanding:

Average

Options and

exercise

warrants

Amount

price

#

$

CDN$

Balance, December 31, 2003

9,483,604

4,459,800

4.41

Non-cash issuances

  Warrants related to the Salave project

2,000,000

1,202,700

5.00

  Options and warrants expired

(104,700)

(66,800)

2.39

Issuance of cash

  Options and warrants exercised

(328,904)

(154,900)

1.66

Balance, September 30, 2004

11,050,000

5,440,800

4.62

On March 16, 2004, the Company issued 2,000,000 warrants as part of the consideration for the lease termination agreement in respect of the Salave project entered into in that month (refer to note 3). These warrants, which are similar to those issued in September 2003, have an exercise price of CDN$5.00 and expire on September 12, 2008. These warrants are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol RNG.WT.

Non-employee stock options and warrants outstanding as at September 30, 2004 are summarized as follows:

Number of

Number of

Weighted

Accounted

options

options

Exercise

average

fair

outstanding

vested

price

remaining life

value

CDN$

Years

US$

1,000,000

1,000,000

0.77

0.4

693,600

10,050,000

10,050,000

5.00

4.0

4,747,200

11,050,000

11,050,000

4.62

3.6

5,440,800

Shares issuable upon exercise of Defiance warrants (refer to note 1)

On September 3, 2004, the Company has reserved for issuance 6.7 million shares, issuable upon exercise of Defiance warrants. Each warrant of Defiance entitles the holder to receive upon exercise, in lieu of the number of Defiance common shares otherwise issuable upon exercise thereof, that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance warrant divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance warrant multiplied by 5.25.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

7.

SHARE CAPITAL (continued)

The following is a continuity schedule of Defiance warrants (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Average

Options and

exercise

warrants

Amount

price

#

$

CDN$

Balance, December 31, 2003

—

—

—

Non-cash issuances

  Acquisition of Defiance

6,661,217

2,439,100

3.96

  Warrants exercised

(39,277)

(1,900)

3.36

Balance, September 30, 2004

6,621,940

2,437,200

3.96

Defiance warrants outstanding as at September 30, 2004 are summarized as follows (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Number of

Number of

Weighted

Accounted

options

options

Exercise

average

fair

outstanding

vested

price

remaining life

value

CDN$

Years

US$

310,930

310,930

2.73

1.7

214,200

121,905

121,905

2.78

1.0

64,600

2,209,622

2,209,622

3.78

1.7

1,017,300

95,238

95,238

3.99

1.4

34,200

3,884,245

3,884,245

4.20

1.2

1,106,900

6,621,940

6,621,940

3.96

1.4

2,437,200

Common share purchase options related to debt

The following is a continuity schedule of common share purchase options related to debt outstanding:

Average

exercise

Options

Amount

price

#

$

CDN$

Balance, December 31, 2003

3,500,000

972,900

1.29

Cash issuances

  Common share purchase options related to

     the Aguablanca financing

3,496,502

2,655,600

1.81 (1)

Balance, September 30, 2004

6,996,502

3,628,500

1.54 (1)

(1)  Exercise price was originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on September 30, 2004.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

7.

SHARE CAPITAL (continued)

On March 23, 2004, the Company issued 3,496,502 common share purchase options to Investec and Macquarie in relation to a drawdown under the facilities granted by these banks for the financing of the Aguablanca project (refer to note 4). These common share purchase options have an exercise price of $1.43 (approximately CDN$1.81) and will expire on August 21, 2008.

Common share purchase options related to debt outstanding as at September 30, 2004 are summarized as follows:

Number of

Number of

Weighted

Accounted

options

options

Exercise

average

fair

outstanding

vested

price

remaining life

value

CDN$

Years

US$

3,500,000

3,500,000

1.27 (1)

1.6

972,900

3,496,502

3,496,502

1.81 (1)

3.9

2,655,600

6,996,502

6,996,502

1.54

2.7

3,628,500

(1)  Exercise price was originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on September 30, 2004.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at September 30, 2004 were exercised or converted:

Number of shares

Common shares outstanding at September 30, 2004

132,646,106

Options to purchase common shares

Employee stock option plans (1)

6,420,717

Share purchase options related to debt

6,996,502

Options issued to service suppliers

1,000,000

Warrants (traded on the TSX)

10,050,000

Shares issuable upon exercise of Defiance warrants (refer to note 1)

6,621,940

163,735,265

(1) Includes replacement options issued in relation to the acquisition of Defiance (refer to note 1).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

7.

SHARE CAPITAL (continued)

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

Three months ended

Nine months ended

September 30,

September 30,

2004

2003

2004

2003

$

$

$

$

Basic income (loss) per share computation

Numerator:

  Net income (loss)

(6,379,100)

321,300

(13,079,300)

448,400

  Net income (loss) applicable to

    common shares

(6,379,100)

321,300

(13,079,300)

448,400

Denominator

  Weighted average common

    shares outstanding

119,455,172

98,538,853

115,419,908

89,962,736

  Weighted average special

    warrants outstanding

—

—

—

4,193,407

  Sum

119,455,172

98,538,853

115,419,908

94,156,143

Basic income (loss) per common share

(0.05)

0.00

(0.11)

0.00

Diluted income (loss) per share computation

Numerator:

  Net income (loss)

(6,379,100)

321,300

(13,079,300)

448,400

  Net income (loss) applicable to

    common shares, assuming dilution

(6,379,100)

321,300

(13,079,300)

448,400

Denominator

  Weighted average common

    shares outstanding

119,455,172

98,538,853

115,419,908

89,962,736

  Weighted average special

    warrants outstanding

—

—

—

4,193,407

  Dilutive effect of:

    Non-employee stock options and warrants

—

856,641

—

950,322

    Common share purchase options

      related to debt

—

1,698,074

—

1,357,204

    Common share purchase warrants

—

3,500,000

—

1,179,487

    Employee stock options

—

1,698,906

—

1,527,219

  Sum

119,455,172

106,292,474

115,419,908

99,170,375

Diluted income (loss) per common share

(0.05)

0.00

(0.11)

0.00

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

8.

EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company’s 1994 and 1996 employee stock option plans (each, an “ESOP”) and the replacement options issued in relation to the acquisition of Defiance (refer to note 1):

Average

Options and

exercise

warrants

Amount

price

#

$

CDN$

Balance, December 31, 2003

6,100,334

6,223,200

2.23

Expenses accrued

—

1,578,600

—

Options exercised

(485,667)

(738,700)

1.67

Options issued upon acquisition of

  Defiance (refer to note 1)

806,050

948,400

2.96

Balance, September 30, 2004

6,420,717

8,011,500

2.36

Of the total number of options reflected in the above table, 1,400,000 relate to the 1994 ESOP, 4,214,667 relate to the 1996 ESOP and 806,050 relate to the replacement options issued in relation to the acquisition of Defiance.

The Company has retroactively adopted amended CICA Section 3870, with restatement of prior periods for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized over the options respective vesting periods.

The following weighted average assumptions have been used for the nine months period ended September 30, 2003: 5.0 years expected term, 90% volatility, 3.0% interest rate and an expected dividend yield of 0% since no dividend payments were expected. No options have been granted under the 1994 or 1996 ESOP during the nine months period ended September 30, 2004. The fair value of options granted in the nine months period ended September 30, 2003 amounted to $1,403,900 (no options were granted in the three months period ended September 30, 2003). The cost of stock-based compensation for the three and nine months periods ended September 30, 2004 amounted to $526,200 and $1,578,600, respectively ($210,900 and $632,900, respectively for the same periods of 2003).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

9.

SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered as a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three months periods ended September 30,

($000)

Gold

Nickel

Corporate

Consolidated

2004

2003

2004

2003

2004

2003

2004

2003

Operating revenues

19,234

14,880

—

—

—

—

19,234

14,880

Operating expenses

(21,235)

(14,182)

(1,020)

670

(1,052)

(761)

(23,307)

(14,273)

Operating earnings (loss)

(2,001)

698

(1,020)

670

(1,052)

(761)

(4,073)

607

Financial revenues and expenses

(1,254)

(143)

(1,114)

(225)

62

82

(2,306)

(286)

Non-controlling interest

—

—

—

—

—

—

—

—

Net income (loss)

(3,255)

555

(2,134)

445

(990)

(679)

(6,379)

321

Nine months periods ended September 30,

($000)

Gold

Nickel

Corporate

Consolidated

2004

2003

2004

2003

2004

2003

2004

2003

Operating revenues

51,972

45,253

—

—

—

—

51,972

45,253

Operating expenses

(55,716)

(43,012)

(3,365)

(656)

(3,103)

(2,126)

(62,184)

(45,794)

Operating earnings (loss)

(3,744)

2,241

(3,365)

(656)

(3,103)

(2,126)

(10,212)

(541)

Financial revenues and expenses

(2,596)

530

76

(275)

(347)

734

(2,867)

989

Non-controlling interest

—

—

—

—

—

—

—

—

Net income (loss)

(6,340)

2,771

(3,289)

(931)

(3,450)

(1,392)

(13,079)

448

Balance sheet

($000)

Gold

Nickel

Corporate

Consolidated

Sept. 30,

Dec. 31,

Sept. 30,

Dec. 31,

Sept. 30,

Dec. 31,

Sept. 30,

Dec. 31,

2004

2003

2004

2003

2004

2003

2004

2003

Current assets

36,937

25,685

37,638

10,922

530

20,199

75,105

56,806

Mineral properties, net

86,748

35,453

59,886

41,025

—

—

146,634

76,478

Deferred stripping costs

3,772

15,989

2,425

—

—

—

6,197

15,989

Other assets

3,254

9,239

6,042

3,862

14

16

9,310

13,117

Deferred derivative loss

2,966

—

—

—

—

—

2,966

—

Total assets

133,677

86,366

105,991

55,809

544

20,215

240,212

162,390

Current liabilities

17,755

15,657

18,844

11,370

444

77

37,043

27,104

Total liabilities

33,948

27,955

49,222

12,945

444

77

83,614

40,977

Non-controlling interest

542

55

—

—

—

—

542

55

Shareholders’ equity and

  intercompany debt

99,187

58,356

56,769

42,864

100

20,138

156,056

121,358

Total liabilities and

  shareholders’ equity

133,677

86,366

105,991

55,809

544

20,215

240,212

162,390

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

10.

DERIVATIVE FINANCIAL INSTRUMENTS

In March 2004, the Company entered into copper and Euro/U.S. dollar forwards in relation to the drawdown of $30 million under the credit facilities granted by Investec and Macquarie for the development of the Aguablanca project (refer to note 4). The copper forwards consisted of the sale of 17,066 tonnes of copper at an average price of €1,853/tonne with maturities between November 2004 and September 2008. The Euro/U.S. dollar forwards consisted of the sale of $16.9 million in exchange for Euros at an average price of $1.2229/Euro with maturities between November 2004 and September 2008. These transactions were entered into at zero premiums.

The details of the financial instruments outstanding as at September 30, 2004, are as follows:

Transaction

Term

Amount

Exercise price

Gold

  Purchase of put options

2004–2006

43,407 ounces

$280/ounce

  Purchase of put options

2004–2006

180,143 ounces

€300/ounce

  Sale of call options

2004–2006

31,987 ounces

$365/ounce

  Purchase of call options

2004–2006

31,987 ounces

$365/ounce

  Sale of call options

2004–2006

126,096 ounces

€405/ounce

  Purchase of call options

2005–2006

82,736 ounces

€405/ounce

  Forwards

2004–2006

11,823 ounces

$300.98/ounce

Copper

  Forwards

2004–2008

8,533 tonnes

€1,831/tonne

  Forwards

2004–2008

8,533 tonnes

€1,875/tonne

Foreign exchange

  Forwards

2004–2008

8,693,500 US$

$1.2218/Euro

  Forwards

2004–2008

8,198,600 US$

$1.2240/Euro

The difference existing as at January 1, 2004 between the book value and fair value of the then outstanding derivatives, which amounted to $5,384,300, has been classified, depending on the maturity, as Current portion of deferred derivative loss and Deferred derivative loss in the consolidated balance sheet and will be charged to Gold sales when the anticipated gold sales occur (2004 - $1,061,000; 2005 - $1,984,100; 2006 - $2,339,200).

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2004 and 2003 (unaudited)

10.

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

As at September 30, 2004, the details of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions are as follows:

Adjustment for

Deferred

mark-to-

derivative

Change in

-market

loss

fair value

as at

charged

during

December 31,

January 1,

to

the

September 30,

2003

2004

expenses

period

2004

$

$

$

$

$

Other current assets

  (note 5)

2,334,700

(749,400)

—

(391,500)

1,193,800

Other assets (note 5)

8,085,500

(2,682,200)

—

(1,663,200)

3,740,100

Accounts payable and

  accrued liabilities

(1,430,800)

(311,600)

—

(1,452,800)

(3,195,200)

Other long-term

  Liabilities (note 6)

(3,207,000)

(1,641,100)

—

1,901,900

(2,946,200)

5,782,400

(5,384,300)

—

(1,605,600)

(1,207,500)

Current portion of

  deferred expenses

—

1,061,000

557,700

—

1,618,700

Deferred expenses

—

4,323,300

(1,357,500)

—

2,965,800

—

5,384,300

(799,800)

—

4,584,500

5,782,400

—

(799,800)

(1,605,600)

3,377,000

The change in the fair value of the derivatives during the three and nine months periods ended September 30, 2004, which amounted to losses of $2,763,200 and $1,605,600,respectively, is recorded as Derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $60,600 upon maturity of gold forwards during the nine months period ended September 30, 2004. No derivatives matured during the three months period ended September 30, 2004.